WEISS MULTI-STRATEGY FUNDS LLC

Statement of Financial Condition

(With Report of Independent Registered Public Accounting Firm)

December 31, 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66414

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Weiss Multi-Strategy Funds LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue, 20th floor

(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michele M Lanzoni (860) 240-8973

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

51 JFK Parkway	**Short Hills**	**NJ**	**07078**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victoria Stearns _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Weiss Multi-Strategy Funds LLC _____, as

of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____
Signature

_____
Interim President & CEO
Title

Notary Public _____

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEISS MULTI-STRATEGY FUNDS LLC

INDEX

December 31, 2019



KPMG LLP
New Jersey Headquarters
51 John F. Kennedy Parkway
Short Hills, NJ 07078-2702

Report of Independent Registered Public Accounting Firm

The Member and Management
Weiss Multi-Strategy Funds LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Weiss Multi-Strategy Funds LLC (the Company) as of December 31, 2019 and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2014.

Short Hills, New Jersey
February 25, 2020

WEISS MULTI-STRATEGY FUNDS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Cash and cash equivalents	$	2,183,323
Other assets		16,274
Total assets	$	2,199,597

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	90,051
Member's equity		2,109,546
Total liabilities and member's equity	$	2,199,597

See accompanying notes to financial statement.

WEISS MULTI-STRATEGY FUNDS LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of Business

Weiss Multi-Strategy Funds LLC (the "Company") is a limited liability company formed in December 2003 under the laws of the state of New York. The Company's operations consist of engaging in private placements of securities and as a mutual fund retailer. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The Company does not have any items of other comprehensive income, and therefore, a statement of comprehensive income is not presented.

These financial statements were approved by management and available for issuance on February 25, 2020. Subsequent events have been evaluated through this date.

Cash Equivalents

Cash equivalents consist of cash deposits in a money market account with a bank.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any federal or state income taxes on its income.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

The Company is a wholly owned subsidiary of GWA, LLC (the "Parent"). The Parent is undergoing an Internal Revenue Service audit for the year 2017. Management does not expect the outcome of the audit to have a material impact on the Company. In May 2019, the Company's Parent petitioned the U.S. Tax Court with respect to its 2009 and 2010 tax years. A trial date has not yet been confirmed. Management does not expect the outcome of the trial to have a material impact on the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that could affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

WEISS MULTI-STRATEGY FUNDS LLC

NOTES TO FINANCIAL STATEMENTS

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if certain net capital requirements are not met. At December 31, 2019, the Company's net capital was $2,093,272 which was $2,087,269 in excess of its minimum requirement of $6,003.

3. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions with maturities of three months or less. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

4. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 as of December 31, 2019, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

5. Related party transactions

The Company has an expense sharing agreement with certain of its affiliates that include Weiss Multi-Strategy Advisers LLC (WMSA), Weiss Special Operations, LLC (WSO), George Weiss Associates, Inc. (GWA, Inc.) and GWA, LLC whereby said affiliates pay certain expenses on the Company's behalf that are reimbursed by the Company on a monthly basis. Amounts due to related companies as of December 31, 2019 were approximately $78,000 which is included in accounts payable and accrued expenses in the statement of financial condition.

The Company entered into an exclusive marketing agreement with respect to the pooled investment vehicles advised by WMSA. Under the terms of the agreement, WMSA pays a monthly flat fee to the Company in the amount of $200,000 for marketing and placement services.

6. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. As of and for the year ended December 31, 2019, there were no active employees.